John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

January 20, 2011

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Mr. Dominic Minore:

Re:

Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”), each to the Registration Statement on Form N-1A (collectively, the “Amendment”) of Pinnacle Capital Management Funds Trust (the “Trust”) with respect to the Pinnacle Capital Management Balanced Fund (the “Fund”) (File Nos. 333-168469 and 811-224455)

Ladies and Gentlemen:

Pursuant to Rule 461 under the 1933 Act, the Trust and Pinnacle Investments, the principal underwriter of the Fund, each respectfully request that the effectiveness of the Amendment be accelerated to 4:00 P.M., Eastern Time, Friday, January 20, 2011, or as soon thereafter as practicable.

In filing this acceleration request, the Trust respectfully acknowledges that:

(1)

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

should the U.S. Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(3)

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)

the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact John H. Lively at 913-660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

PINNACLE CAPITAL MANAGEMENT FUNDS TRUST

By: /s/ Steven R. Pickard

Steven R. Pickard, President

PINNACLE INVESTMENTS, LLC

By:  /s/ Eric D. Krouse

Title:  Eric D. Krouse, CEO